UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2026

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal St. 4th Floor, Park Afek
Rosh Haayin
4809249 Israel

Re: Brenmiller Energy Ltd.
Registration Statement on Form F-3
Filed June 18, 2026
File No. 333-296898

Dear Avraham Brenmiller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Victorson